TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars except per share amounts)
	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2007	2006	2007	2006

Revenues (Note 1)	$ 711.6	$ 656.0	$ 1,991.8	$ 1,925.6
Fuel and purchased power (Note 1)	(336.1)	(302.1)	(882.7)	(838.6)
Gross margin	375.5	353.9	1,109.1	1,087.0
Operations, maintenance and administration	142.5	147.2	437.1	435.7
Depreciation and amortization (Note 1)	99.5	103.6	298.9	307.4
Taxes, other than income taxes	4.7	4.9	15.5	16.0
Operating expenses	246.7	255.7	751.5	759.1
Operating income	128.8	98.2	357.6	327.9
Foreign exchange gain	1.1	3.0	5.6	1.2
Gain on sale of equipment (Note 7)	3.4	-	15.1	-
Net interest expense (Note 6)	(28.6)	(47.6)	(101.6)	(126.1)
Equity loss (Note 8)	(3.2)	(1.4)	(14.2)	(0.4)
Earnings before non-controlling interests and income taxes	101.5	52.2	262.5	202.6
Non-controlling interests	12.2	13.2	34.0	36.1
Earnings before income taxes	89.3	39.0	228.5	166.5
Income tax expense (recovery) (Note 12)	23.4	3.7	49.2	(24.4)
Net earnings	$ 65.9	$ 35.3	$ 179.3	$ 190.9
Retained earnings
Opening balance	722.0	921.7	710.0	866.1
Common share dividends	(50.6)	(50.4)	(152.0)	(150.4)
Shares cancelled under NCIB (Note 2)	(18.8)	-	(18.8)	-
Closing balance	$ 718.5	$ 906.6	$ 718.5	$ 906.6
Weighted average number of common shares outstanding in the period	202.8	201.1	202.6	200.3

Net earnings per share, basic and diluted	$ 0.33	$ 0.18	$ 0.88	$ 0.95

See accompanying notes

TRANSALTA CORPORATION / Q3 2007   1

TRANSALTA CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions of Canadian dollars)
	3 months ended Sept. 30, 2007	3 months ended Sept. 30, 2006	9 months ended Sept. 30, 2007

Unaudited

Net earnings	$ 65.9	$ 35.3	$ 179.3	$ 190.9
Other comprehensive loss
(Losses) gains on translating net assets of self-sustaining foreign operations	(62.0)	7.6	(166.1)	(36.0)

Gains (losses) on financial instruments designated as hedges of self-sustaining foreign operations	66.8	(3.6)	190.4	41.2
Tax recovery	(12.2)	-	(33.5)	(4.2)

	54.6	(3.6)	156.9	37.0

Gains (losses) on translation of self-sustaining foreign operations	(7.4)	4.0	(9.2)	1.0

Gains (losses) on derivatives designated as cash flow hedges	139.4	-	(105.9)	-
Tax (recovery) expense	(51.6)	-	30.0	-

Gains (losses) on derivatives designated as cash flow hedges	87.8	-	(75.9)	-

Gains on derivatives designated as cash flow hedges in prior periods transferred to net income in the current period	11.3	-	13.3	-
Tax recovery	(0.5)	-	(5.2)	-
	10.8	-	8.1	-
Other comprehensive income (loss)	91.2	4.0	(77.0)	1.0
Comprehensive income	$ 157.1	$ 39.3	$ 102.3	$ 191.9

See accompanying notes

2   TRANSALTA CORPORATION / Q3 2007

TRANSALTA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

Unaudited	Sept. 30 2007	Dec. 31 2006
ASSETS		(Restated, Note 1)
Current assets
Cash and cash equivalents	$ 59.8	$ 65.6
Accounts receivable	511.3	618.3
Prepaid expenses	17.8	9.1
Risk management assets (Notes 1, 3 and 4)	128.9	72.2
Future income tax assets	42.3	25.8
Income taxes receivable	47.1	47.6
Inventory	36.8	53.0
Current portion of other assets (Note 1)	-	5.4
	844.0	897.0
Restricted cash (Note 5)	261.5	347.8
Investments (Note 8)	159.9	154.5
Long-term receivables (Note 9)	31.9	32.2
Property, plant and equipment
Cost	8,457.3	8,190.1
Accumulated depreciation	(3,434.0)	(3,148.2)
	5,023.3	5,041.9

Assets held for sale, net (Note 7)	41.1	109.8
Goodwill (Note 10)	126.7	137.5
Intangible assets	224.1	292.1
Future income tax assets	315.2	294.0
Risk management assets (Notes 1, 3 and 4)	95.1	65.1
Other assets (Notes 1 and 4)	91.2	88.2
Total assets	$ 7,214.0	$ 7,460.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (Note 3)	$ 421.0	$ 361.9

TRANSALTA CORPORATION / Q3 2007   3

Accounts payable and accrued liabilities	461.3	441.9
Risk management liabilities (Notes 1, 3 and 4)	125.5	32.4
Income taxes payable	11.3	22.3
Future income tax liabilities	14.0	19.9
Dividends payable	49.2	51.5
Deferred credits and other current liabilities (Notes 1 and 9)	57.4	48.5
Current portion of long-term debt - recourse (Notes 3 and 6)	321.3	205.0
Current portion of long-term debt - non-recourse (Notes 3 and 6)	34.1	44.7
Preferred securities (Note 6)	-	175.0
	1,495.1	1,403.1
Long-term debt - recourse (Notes 3 and 6)	1,504.2	1,681.5
Long-term debt - non-recourse (Notes 3 and 6)	227.9	289.6
Deferred credits and other long-term liabilities (Notes 1 and 9)	342.6	410.4
Future income tax liabilities	681.8	698.6
Risk management liabilities (Notes 1, 3 and 4)	266.3	14.0
Non-controlling interests	506.0	535.0
Common shareholders' equity
Common shares (Note 2 and 13)	1,790.4	1,782.4
Retained earnings (Note 2)	718.5	710.0
Accumulated other comprehensive loss (Note 2)	(318.8)	(64.5)
Total shareholders’ equity	2,190.1	2,427.9
Total liabilities and shareholders’ equity	$ 7,214.0	$ 7,460.1

Contingencies (Notes 14 and 15)
Commitments (Notes 4, 16, and 17)

See accompanying notes

4   TRANSALTA CORPORATION / Q3 2007

TRANSALTA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

Unaudited	Sept. 30 2007	Dec. 31 2006
ASSETS		(Restated, Note 1)
Current assets
Cash and cash equivalents	$ 59.8	$ 65.6
Accounts receivable	511.3	618.3
Prepaid expenses	17.8	9.1
Risk management assets (Notes 1, 3 and 4)	128.9	72.2
Future income tax assets	42.3	25.8
Income taxes receivable	47.1	47.6
Inventory	36.8	53.0
Current portion of other assets (Note 1)	-	5.4
	844.0	897.0
Restricted cash (Note 5)	261.5	347.8
Investments (Note 8)	159.9	154.5
Long-term receivables (Note 9)	31.9	32.2
Property, plant and equipment
Cost	8,457.3	8,190.1
Accumulated depreciation	(3,434.0)	(3,148.2)
	5,023.3	5,041.9

Assets held for sale, net (Note 7)	41.1	109.8
Goodwill (Note 10)	126.7	137.5
Intangible assets	224.1	292.1
Future income tax assets	315.2	294.0
Risk management assets (Notes 1, 3 and 4)	95.1	65.1
Other assets (Notes 1 and 4)	91.2	88.2
Total assets	$ 7,214.0	$ 7,460.1

TRANSALTA CORPORATION / Q3 2007   5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (Note 3)	$ 421.0	$ 361.9
Accounts payable and accrued liabilities	461.3	441.9
Risk management liabilities (Notes 1, 3 and 4)	125.5	32.4
Income taxes payable	11.3	22.3
Future income tax liabilities	14.0	19.9
Dividends payable	49.2	51.5
Deferred credits and other current liabilities (Notes 1 and 9)	57.4	48.5
Current portion of long-term debt - recourse (Notes 3 and 6)	321.3	205.0
Current portion of long-term debt - non-recourse (Notes 3 and 6)	34.1	44.7
Preferred securities (Note 6)	-	175.0
	1,495.1	1,403.1
Long-term debt - recourse (Notes 3 and 6)	1,504.2	1,681.5
Long-term debt - non-recourse (Notes 3 and 6)	227.9	289.6
Deferred credits and other long-term liabilities (Notes 1 and 9)	342.6	410.4
Future income tax liabilities	681.8	698.6
Risk management liabilities (Notes 1, 3 and 4)	266.3	14.0
Non-controlling interests	506.0	535.0
Common shareholders' equity
Common shares (Note 2 and 13)	1,790.4	1,782.4
Retained earnings (Note 2)	718.5	710.0
Accumulated other comprehensive loss (Note 2)	(318.8)	(64.5)
Total shareholders’ equity	2,190.1	2,427.9
Total liabilities and shareholders’ equity	$ 7,214.0	$ 7,460.1

Contingencies (Notes 14 and 15)
Commitments (Notes 4, 16, and 17)

See accompanying notes

6   TRANSALTA CORPORATION / Q3 2007

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2007	2006	2007	2006
Operating activities
Net earnings	$ 65.9	$ 35.3	$ 179.3	$ 190.9
Depreciation and amortization (Note 10)	102.2	111.5	302.2	328.9
Gain on sale of assets (Note 7)	(3.4)	-	(15.1)	-
Non-controlling interests	12.2	13.2	34.0	36.1
Asset retirement obligation accretion (Note 9)	7.4	5.5	19.3	16.5
Asset retirement costs settled (Note 9)	(16.7)	(17.2)	(24.2)	(19.0)
Future income taxes	1.6	(15.8)	(0.1)	(53.1)
Unrealized (gains) losses from risk management activities	(6.7)	(1.4)	32.9	(1.8)
Foreign exchange gain	(1.1)	(3.0)	(5.6)	(1.2)
Equity loss (Note 8)	3.2	1.4	14.2	0.4
Other non-cash items	(2.7)	1.3	(5.0)	3.4
	161.9	130.8	531.9	501.1
Change in non-cash operating working capital balances	(6.6)	14.0	122.8	(89.2)
Cash flow from operating activities	155.3	144.8	654.7	411.9
Investing activities
Additions to property, plant and equipment	(188.9)	(66.2)	(382.7)	(164.1)
Proceeds on sale of property, plant and equipment (Note 7)	16.1	11.1	39.4	20.3
Equity investment (Note 8)	(0.5)	(18.7)	(19.6)	(10.5)
Restricted cash (Note 5)	7.3	0.6	43.9	(0.2)
Acquisition of Wailuku Hydro facility	-	-	-	(1.2)
Realized gains on financial instruments	-	(3.9)	-	60.7
Proceeds on sale of long-term investments	-	-	-	3.0
Other	(0.6)	1.0	(1.4)	(1.1)
Cash flow used in investing activities	(166.6)	(76.1)	(320.4)	(93.1)
Financing activities
Increase in short-term debt	92.1	37.8	59.8	124.1
Net issuance / (repayment) of long-term debt (Note 6)	18.7	(11.6)	(5.0)	(283.8)
Dividends paid on common shares	(49.6)	(34.1)	(154.3)	(100.1)
Redemption of preferred securities (Note 6)	-	-	(175.0)	-
Funds paid to repurchase common shares under NCIB (Note 2)	(26.8)	-	(26.8)	-
Net proceeds on issuance of common shares (Note 13)	4.3	2.5	14.4	8.5
Distributions to subsidiaries' non-controlling interests	(22.6)	(18.0)	(63.1)	(52.1)
Other	(2.0)	-	(2.0)	-

TRANSALTA CORPORATION / Q3 2007   7

Decrease / (Increase) in advances to TransAlta Power	1.3	(1.8)	3.5	1.0
Cash flow used in financing activities	15.4	(25.2)	(348.5)	(302.4)
Cash flow from operating, investing and financing activities	4.1	43.5	(14.2)	16.4
Effect of translation on foreign currency cash	2.6	0.3	8.4	3.1
Increase / (decrease) in cash and cash equivalents	6.7	43.8	(5.8)	19.5
Cash and cash equivalents, beginning of period	53.1	55.0	65.6	79.3
Cash and cash equivalents, end of period	$ 59.8	$ 98.8	$ 59.8	$ 98.8
Cash taxes paid	$ 24.8	$ (1.0)	$ 61.8	$ 23.1
Cash interest paid	$ 11.6	$ 24.7	$ 89.0	$ 113.4

See accompanying notes

8   TRANSALTA CORPORATION / Q3 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1.

ACCOUNTING POLICIES

These unaudited interim consolidated financial statements do not include all of the disclosures included in TransAlta Corporation’s (“TransAlta” or “the corporation”) annual consolidated financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the corporation’s most recent annual consolidated financial statements.

These unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments and accruals) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.  Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market.  Margins are also typically increased in the second quarter due to increased hydro production resulting from spring run-off and rainfall in the Canadian and U.S. markets.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as those used in the corporation’s most recent annual consolidated financial statements, except as explained below.

Depreciation Expense

For active mines, accretion expense is included in fuel and purchased power.  However, as the Centralia Mine is now considered inactive, accretion expense related to the Centralia Mine is now included as part of depreciation expense.  In 2006, $2.1 million was recorded in the third quarter and $6.5 million was recorded for the nine months ended Sept. 30, 2006 in fuel expense related to accretion expense incurred at the Centralia Mine.

Change in estimate of certain components at Centralia Coal

As a result of stopping mining at the Centralia Coal mine, TransAlta is now procuring all of the coal used in production at the Centralia Coal-fired plant (“Centralia Coal”) from several selected third party vendors.  The coal that is delivered from these vendors is of a different chemical composition and has a different thermal content than the coal that was delivered from the Centralia Coal mine.  Previously, this externally sourced coal was blended with internally produced coal to maximize the output from Centralia Coal.  However, with the cessation of mining, this internally produced coal is no longer able to be blended and therefore the coal being consumed is burning at a higher temperature and is producing a different mixture of ash.  The boiler and ash handling equipment at Centralia Coal is not currently configured to run optimally at these higher temperatures or to produce the current level of ash.

During the first nine months of 2007, test burns were conducted to determine what equipment modifications needed to be performed to optimize this consumption of third party delivered coal.  At the end of the third quarter of 2007, a technical plan was completed including which components needed to be replaced to ensure continued maximum output from Centralia Coal.  These equipment modifications are scheduled to occur during planned maintenance outages in 2008 and 2009.  As a result, the estimated useful life of the component parts that are to be replaced during these planned outages have been reduced and this change in estimate of useful life will be recognized over the period up to the related maintenance outage.

TRANSALTA CORPORATION / Q3 2007   9

As a result, depreciation expense will increase over the same comparative periods in 2006 by:

	2007	2008				2009
	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Increase in depreciation	5.5	5.5	5.5	1.3	1.3	1.3	1.3

Presentation of gross margins

Previously, revenues and related costs for contracts settled in real-time physical markets were recorded on a gross basis.  However, all of these contracts are being held for trading, irrespective of the market in which they are settled.  Therefore, it is more representative of the actual trading activities of Corporate Development and Marketing (“CD&M”) to report the results of these contracts on a net basis, consistent with FASB Emerging Issues Task Force (EITF 02-3) "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities."

Consolidated prior year balances have been reclassified to conform with the current year's presentation, as shown below.  Consolidated current year balances have been prepared in the following table using previously disclosed methodologies for information purposes only.

	3 months ended		9 months ended
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Revenue	$ 770.1	$ 684.0	$ 2,145.5	$ 2,016.7
Trading purchases	(58.5)	(28.0)	(153.7)	(91.1)
Net revenue	$ 711.6	$ 656.0	$ 1,991.8	$ 1,925.6

Accounting for Emission Credits and Allowances

Effective July 1, 2007, the Climate Change and Emissions Management Amendment Act was enacted into law in Alberta.  The Act establishes a baseline emission by generating unit and emissions over this baseline are subject to a surcharge. Due to the material change in revenue and cost of goods sold as a result of additional carbon compliance costs, TransAlta’s accounting policy for emission credits and allowance is described below.

Purchased emission allowances are recorded on the balance sheet at historical cost and are carried at the lower of weighted average cost and net realizable value.  Allowances granted to TransAlta or internally generated are recorded at nil.  TransAlta records emissions liability on the balance sheet using the best estimate of the amount required to settle our obligation in excess of government-established caps and targets.  To the extent compliance costs are recoverable under the terms of contracts with third parties, these amounts are recognized as revenue in the period of recovery.

Proprietary trading of emissions allowances that meet the definition of a derivative are accounted for using the fair value method of accounting.  Allowances that do not satisfy the criteria of a derivative are accounted for using the accrual method.

Significant Accounting Policy Changes

Financial Instruments

On Jan. 1, 2007, TransAlta adopted four new accounting standards that were issued by the Canadian Institute of Chartered

10   TRANSALTA CORPORATION / Q3 2007

Accountants (“CICA”): Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3865, Hedges. We adopted these standards retroactively with an adjustment of opening accumulated other comprehensive income (“AOCI”) solely related to accumulated losses on the translation of self-sustaining foreign operations.

Section 3861 outlines disclosure requirements that are designed to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows.  The presentation requirements outlined in this Section have been adopted to our financial instruments presentation and related disclosure.

To present comparable 2006 balance sheet figures, prior year balances were reclassified.  Short-term and long-term risk management assets were increased by $11.2 million and $43.2 million respectively, and current and long-term portions of other assets were reduced by the corresponding amounts.  Short-term and long-term risk management liabilities were increased by $2.1 million and $13.0 million respectively, and current and long-term portions of deferred credits and other long-term liabilities were decreased by the corresponding amounts.  $64.5 million of cumulative losses on the translation of self-sustaining foreign subsidiaries was reclassified as the opening balance of AOCI.

Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and changes in prices, markets, interest rates, and exchange rates and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. TransAlta has included in the interim consolidated financial statements consolidated statements of comprehensive income (loss).  The cumulative changes in OCI are included in AOCI, which is presented as a new category of shareholders’ equity on the consolidated balance sheet.

The majority of the changes were reflected in the value of CD&M risk management assets and liabilities as well as in financial instruments used as hedges of debt and net investment of self-sustaining foreign subsidiaries. The impact of adopting these standards to our Dec. 31, 2006 balance sheet is outlined below:

	Price Risk Assets		Price Risk Liabilities
	Current	Long-Term	Current	Long-Term	Net
Net risk management assets (liabilities) outstanding at Dec. 31, 2006 - as reported	$ 72.2	$ 65.1	$ (32.4)	$ (14.0)	$ 90.9

Fair value of CD&M net risk management assets (liabilities) outstanding at Dec. 31, 2006	99.6	77.7	(122.2)	(276.3)	(221.2)
Fair value of hedges of debt and net investment of foreign subsidiaries at Dec. 31, 2006	12.6	61.1	(3.9)	(22.1)	47.7
Total fair values	$ 112.2	$ 138.8	$ (126.1)	$ (298.4)	$ (173.5)

The gross and net of tax impact of adopting these standards to the opening balance of AOCI are outlined below:

Net risk management assets outstanding at Dec. 31, 2006 - as reported	$ 90.9

Fair value of CD&M net risk management liabilities outstanding at Dec. 31, 2006	(221.2)
Fair value of hedges of debt and net investment of foreign subsidiaries at Dec. 31, 2006	47.7
Total fair value of risk management liabilities	(173.5)

Change in fair value	(264.4)
Tax	(87.1)
Adjustment to opening Accumulated Other Comprehensive loss from fair values	$ (177.3)
Cumulative Translation Adjustment	(64.5)
Opening balance, Accumulated Other Comprehensive Loss	$ (241.8)

TRANSALTA CORPORATION / Q3 2007   11

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when the corporation becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value upon initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and amortized using the effective interest rate method.  Financial liabilities are removed from the financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.  Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net earnings with the exception of the effective portion of (1) derivatives designated as effective cash flow hedges or (2) hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation, which are recognized in OCI.

Section 3855 also provides an entity the option to designate a financial instrument as held-for-trading (the fair value option) on its initial recognition or upon adoption of the standard, even if the financial instrument, other than loans and receivables, was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is classified as held for-trading by way of this fair value option must have reliable fair values and satisfy one of the following criteria (i) when doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing gains and losses on them on a different basis; or (ii) it belongs to a group of financial assets, financial liabilities or both which are managed and evaluated on a fair value basis in accordance with our risk management strategy, and are reported to senior management personnel on that basis.

Financial assets and liabilities designated as held-for-trading are primarily related to the CD&M segment.

Other significant accounting implications arising upon the adoption of Section 3855 include the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost, and the recognition of the inception fair value of the obligation undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees (“AcG-14”). No subsequent re-measurement at fair value is required unless the financial guarantee qualifies as a derivative. If the financial guarantee meets the definition of a derivative it is re-measured at fair value at each balance sheet date and reported as a derivative in other assets or other liabilities, as appropriate.

In addition, Section 3855 requires that an entity must select an accounting policy of either expensing debt issue costs as incurred or applying them against the carrying value of the related asset or liability. TransAlta is currently applying all eligible debt transaction costs against the carrying value of the debt.

Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective

12   TRANSALTA CORPORATION / Q3 2007

hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and recognized in net earnings. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which is also recorded in net earnings. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to net earnings over the remaining term of the original hedging relationship.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while any ineffective portion is recognized in net earnings. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to net earnings during the periods when the variability in the cash flows of the hedged item affects net earnings. Gains and losses on derivatives are reclassified immediately to net earnings when the hedged item is sold or early terminated, or hedged anticipated transaction is probable of not occurring.

In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net earnings. The amounts previously recognized in AOCI are recognized in net earnings when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment; or reduction in equity of the foreign operation as a result of dividend distributions.

Impact upon adoption of Sections 1530, 3855 and 3865

The transition adjustments attributable to the re-measurement of financial assets and financial liabilities at fair value, other than hedging instruments designated as cash flow hedges or hedges of foreign currency exposure of net investment in self-sustaining foreign operations available for sale financial assets, were recognized in opening retained earnings (the value of which was nil) as at Jan. 1, 2007. Adjustments arising from re-measuring financial assets classified as available-for sale at fair value were recognized in opening AOCI as at that date.

For hedging relationships existing prior to adopting Section 3865 that continue to qualify for hedge accounting under the new standard, the transition accounting is as follows: (i) Fair value hedges – any gain or loss on the hedging instrument was recognized in opening retained earnings and the carrying amount of the hedged item was adjusted by the cumulative change in fair value attributable to the designated hedged risk and was also included in opening retained earnings; (ii) Cash flow hedges and hedges of net investments in self-sustaining foreign operations – the effective cumulative portion of any gain or loss on the hedging instrument was recognized in AOCI and the cumulative ineffective portion was included in opening retained earnings (see Note 2).

The following transition adjustments were recorded in our consolidated financial statements: recognition in AOCI of $177.3 million, net of taxes, related to the cumulative losses on the effective portion of our cash flow hedges that are now required to be recognized under Sections 3855 and 3865. In addition, $64.5 million of net foreign currency gains that were previously presented as a separate item in shareholders’ equity were reclassified to AOCI.  This adjustment was applied retroactively, with restatement, to the statements of other comprehensive income (loss).  There was no impact to net earnings or earnings per share of prior periods as a result of adopting these standards.

Variable Interest Entities (“VIEs”)

On Sept. 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (“EIC-163”). EIC-163 provides additional clarification on how to analyze and consolidate VIEs when transactions take place to reduce the variability in the entity. EIC-163 became effective on Jan. 1, 2007, and its implementation does not have a material impact upon the consolidated financial position or results of operations.

TRANSALTA CORPORATION / Q3 2007   13

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On Dec. 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will be effective on Jan. 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The impact of these new standards on our financial statements is currently being assessed.

Inventories

In March 2007, the CICA issued Section 3031, Inventories, which aligns accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”).  This standard will not have a material affect upon TransAlta’s financial statements.

International Financial Reporting Standards

In 2005 the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada are to converge with IFRS.  The AcSB has indicated that Canadian firms will need to begin reporting under IFRS by the first quarter of 2011 with appropriate comparative data from the prior year.  Under IFRS, the primary audience is capital markets and as a result, there is significantly more disclosure required, specifically for quarterly reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed.

On July 3, 2007, the Securities and Exchange Commission published for public comment a proposal to eliminate the current requirement that foreign private issuers filing their financial statements using IFRS also file a reconciliation to US GAAP.

The impact of these new standards on our financial statements is currently being assessed.

14   TRANSALTA CORPORATION / Q3 2007

2.

SHAREHOLDERS’ EQUITY

Statement of Shareholders' Equity
(in millions of Canadian dollars except per share amounts)
	Common shares	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders equity
Balance, Dec. 31, 2006 (Note 1)	$ 1,782.4	$ 710.0	$ (64.5)	$ 2,427.9
Change in accounting policy (Note 1)	-	-	(177.3)	(177.3)
Balance, Dec. 31, 2006, as adjusted	1,782.4	710.0	(241.8)	2,250.6
Net income for the 9 months ended Sept. 30, 2007	-	179.3	-	179.3
Common shares issued (dividends declared)	16.0	(152.0)	-	(136.0)
Shares purchased under NCIB	(8.0)	(18.8)	-	(26.8)
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	-	-	(9.2)	(9.2)
Gains and losses on derivatives designated as cash flow hedges	-	-	(75.9)	(75.9)
Gains and losses on derivatives designated as cash flow hedges in prior periods transferred to the balance sheet and net income in the current period	-	-	8.1	8.1
Balance, Sept. 30, 2007	$ 1,790.4	$ 718.5	$ (318.8)	$ 2,190.1

Normal course issuer bid (“NCIB”) program

On Sept. 11, 2007, TransAlta announced an expansion to its NCIB program. The company may purchase, for cancellation, up to 20.2 million of its common shares or approximately 10 per cent of the 202.0 million common shares issued and outstanding as at April 23, 2007.  The NCIB program started on May 3, 2007 and will continue until May 2, 2008.  Purchases will be made on the open market through the TSX at the market price of such shares at the time of acquisition.

For the three and nine months ended Sept. 30, 2007, TransAlta purchased 903,600 shares at an average price of $29.65 per share.  The units were purchased for an amount higher than their weighted average book value per share ($8.83 per share) resulting in a reduction of retained earnings of $18.8 million.

9 months ended Sept. 30, 2007
Total shares purchased (in millions)	0.9
Average purchase price per share	$ 29.65
Total cash paid (in millions)	$ 26.8
Weighted average book value of shares cancelled	8.0
Reduction to retained earnings (in millions)	$ 18.8

TRANSALTA CORPORATION / Q3 2007   15

3.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to prices in active markets for that instrument to which we have access.  In the absence of an active market, we determine fair values based on valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows. In determining those assumptions, the corporation looks primarily to external readily observable market inputs including factors such as electricity prices, gas prices, and anticipated market growth. In limited circumstances, the corporation uses input parameters that are not based on observable market data and believes that using possible alternative assumptions will not result in significantly different fair values.

(a) Accounting for changes in fair value of financial instruments during the period

As described in Note 1, financial instruments classified as held-for trading are carried at fair value on the consolidated balance sheet. Any changes in the fair values of financial instruments classified as held-for-trading are recognized in net earnings except those contracts that are part of effective hedge relationships.

Carrying value and Fair value of selected Financial Instruments

While most financial assets and liabilities are carried at fair value, the following table provides a comparison of carrying values to fair values as at Sept. 30, 2007, and Dec. 31, 2006, for selected financial instruments:

Carrying value and fair value of financial instruments as at Sept. 30, 2007
	Classified as held-for-trading	Per Consolidated Balance Sheet	Total Fair Value
Risk management assets
- Current	$ 128.9	$ 128.9	$ 128.9
- Long Term	95.1	95.1	95.1
Total risk management assets	$ 224.0	$ 224.0	$ 224.0

Risk management liabilities
- Current	$ 125.5	$ 125.5	$ 125.5
- Long Term	266.3	266.3	266.3
Total risk management liabilities	$ 391.8	$ 391.8	$ 391.8

16   TRANSALTA CORPORATION / Q3 2007

TransAlta adopted Sections 1530, 3855, and 3865 retroactively with an adjustment of opening AOCI effective Jan. 1, 2007.

Carrying value and fair value of financial instruments as at Dec. 31, 2006
	Classified as held-for-trading	Total Carrying Value	Per Consolidated Balance Sheet	Total Fair Value [1]
Risk management assets
- Current	$ 72.2	$ 72.2	$ 72.2	$ 112.2
- Long Term	65.1	65.1	65.1	138.8
Total risk management assets	$ 137.3	$ 137.3	$ 137.3	$ 251.0

Risk management liabilities
- Current	$ 32.4	$ 32.4	$ 32.4	$ 126.1
- Long Term	14.0	14.0	14.0	298.4
Total risk management liabilities	$ 46.4	$ 46.4	$ 46.4	$ 424.5

[1] Differences between fair value and carrying value are a result of cash flow hedges that were not previously recorded, but have been accounted for under Section 3865

(b) Hedging activities

Derivative and non-derivative financial instruments are used to manage exposures to interest, commodity prices, currency, credit, and other market risks. When derivatives are used to manage the corporation’s own exposures, the corporation determines for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting will be discontinued prospectively.

Fair value hedges

Interest rate swaps are used to hedge exposures to the changes in a fixed interest rate instrument’s fair value caused by changes in interest rates.   Foreign exchange contracts are also used to hedge foreign currency denominated assets and liabilities.  See Note 6 for a further description of the terms and rates of these swaps.

For the three and nine months ended Sept. 30, 2007, the ineffective portion of fair value hedges recognized in interest expense amounted to a pre-tax unrealized loss of $nil.

Cash flow hedges

Forward sale and purchase contracts, as well as foreign exchange contracts, are used to hedge the variability in future cash flows. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness.

For the three months ended Sept. 30, 2007, a pre-tax unrealized gain of $139.4 million was recorded in OCI for the effective portion of the cash flow hedges, and an unrealized gain of $11.4 million was reclassified to net income.  For the nine months ended Sept. 30, 2007, a pre-tax unrealized loss of $105.9 million was recorded in OCI for the effective portion of the cash flow hedges, and an unrealized gain of $13.3 million was reclassified to net income.  A net unrealized loss of $nil was recognized in income for the ineffective portion.

TRANSALTA CORPORATION / Q3 2007   17

At Sept. 30, 2006, the corporation’s cash flow hedges of the forecasted sales and the forecasted purchases for the corporation’s generating facilities resulted in the recognition of an after-tax unrealized gain in OCI of $142.4 million.

Over the next 12 months, the corporation estimates that $36.0 million of after-tax losses will be reclassified from AOCI to OCI. These estimates assume constant gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors. Therefore, management is unable to predict what the actual reclassification from AOCI to earnings, either positive or negative, will be for the next 12 months.

Net investment hedges

Foreign exchange contracts and foreign currency-denominated liabilities are used to manage our foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar.  Foreign denominated expenses are also used to assist in managing foreign currency exposures on earnings from self-sustaining foreign operations.

For the three months ended Sept. 30, 2007, the net loss of $7.4 million (Sept. 30, 2006 - $4.0 million gain), and for the nine months ended Sept. 30, 2007, the net loss of $9.2 million (Sept. 30, 2006 - $1.0 million gain) relating to the net investment in foreign operations was recognized in OCI.

The following table presents the fair values of derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Fair value of derivative instruments as at Sept. 30, 2007
(in thousands of dollars)	Fair Value Hedges	Cash Flow Hedges	Net Investment Hedges	Not Designated in a hedging relationship	Total
Financial Assets
Derivative instruments	$ 9.5	$ 5.9	$ 166.1	$ 42.5	$ 224.0

Financial Liabilities
Derivative instruments	$ (5.3)	$ (336.5)	$ (0.9)	$ (49.1)	$ (391.8)

US dollar denominated debt with a face value of $600 million USD has been designated as a part of the hedge of TransAlta’s self-sustaining foreign operations.

4.

RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities are comprised of two major types: (1) those that are used in the CD&M and Generation segments in relation to trading activities and certain contracting activities and (2) those used in hedging non-energy trading transactions, debt, and the net investment in self-sustaining foreign subsidiaries.

18   TRANSALTA CORPORATION / Q3 2007

The overall balances reported in risk management assets and liabilities are shown below:

Balance Sheet - Totals	Sept. 30, 2007			Dec. 31, 2006
	Energy trading	Other	Total	Energy trading	Other	Total
Risk management assets
- Current	$ 41.4	$ 87.5	$ 128.9	$ 61.0	$ 11.2	$ 72.2
- Long-term	0.6	94.5	95.1	21.9	43.2	65.1
Risk management liabilities
- Current	(108.2)	(17.3)	(125.5)	(30.3)	(2.1)	(32.4)
- Long-term	(243.9)	(22.4)	(266.3)	(1.0)	(13.0)	(14.0)
Net risk management assets (liabilities) outstanding	$ (310.1)	$ 142.3	$ (167.8)	$ 51.6	$ 39.3	$ 90.9

Energy Trading

The hedge and non-hedge values of other risk management assets and liabilities for energy trading are included on the consolidated balance sheets as follows:

Balance Sheet - Energy Trading	Sept. 30, 2007			Dec. 31, 2006
	Hedges	Non-Hedges	Total	Total related to energy trading
Risk management assets
- Current	$ 4.2	$ 37.2	$ 41.4	$ 61.0
- Long-term	(1.8)	2.4	0.6	21.9
Risk management liabilities
- Current	(77.6)	(30.6)	(108.2)	(30.3)
- Long-term	(243.1)	(0.8)	(243.9)	(1.0)
Net risk management assets (liabilities) outstanding	$ (318.3)	$ 8.2	$ (310.1)	$ 51.6

TRANSALTA CORPORATION / Q3 2007   19

The following table illustrates the impact of adopting new standards for financial instruments and the movements in the fair value of the corporation’s energy trading net risk management assets and liabilities separately by source of valuation during the nine months ended Sept. 30, 2007:

	Hedges		Non-Hedges
Change in fair value of net assets (liabilities)	Fair value (Market)	Fair value (Model)	Fair value (Market)	Fair value (Model)	Total
Net risk management assets (liabilities) outstanding at Dec. 31, 2006 - as reported	$ -	$ -	$ 52.7	$ (1.1)	$ 51.6

Net risk management liabilities outstanding at Dec. 31, 2006 - fair value[1]	(253.0)	(19.8)	52.7	(1.1)	(221.2)
Contracts realized, amortized or settled during the period	23.8	2.7	(30.2)	(2.6)	(6.3)
Changes in values attributable to market price and other market changes	(52.7)	(8.8)	5.5	(1.9)	(57.9)
New contracts entered into during the current period	(9.6)	-	(6.3)	5.6	(10.3)
Changes in foreign exchange values	(18.2)	-	3.7	0.1	(14.4)
Changes in values attributable to discontinued hedge treatment of certain contracts	17.3	-	(17.3)	-	-
Net risk management assets (liabilities) outstanding at Sept. 30, 2007 - fair value	$ (292.4)	$ (25.9)	$ 8.1	$ 0.1	$ (310.1)

[1] As a result of adopting new accounting standards

To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within the gross margin of both the CD&M and the Generation business segments.

The anticipated timing of settlement of the above contracts over each of the next five calendar years and thereafter are as follows:

		2007	2008	2009	2010	2011	2012 and thereafter	Total
Hedges	Fair value based on market prices	$ (8.7)	$ (100.7)	$ (110.0)	$ (59.4)	$ (12.0)	$ (1.6)	$ (292.4)
	Fair value based on models	(1.4)	(6.5)	(8.2)	(7.4)	(2.4)	-	$ (25.9)
		$ (10.1)	$ (107.2)	$ (118.2)	$ (66.8)	$ (14.4)	$ (1.6)	$ (318.3)
Non-Hedges	Fair value based on market prices	$ 3.5	$ 4.4	$ 0.2	$ -	$ -	$ -	$ 8.1
	Fair value based on models	(1.3)	1.3	0.1	-	-	-	$ 0.1
		$ 2.2	$ 5.7	$ 0.3	$ -	$ -	$ -	$ 8.2
Grand total		$ (7.9)	$ (101.5)	$ (117.9)	$ (66.8)	$ (14.4)	$ (1.6)	$ (310.1)

The corporations fixed price proprietary trading positions at Sept. 30, 2007 and Dec. 31, 2006, were as follows:

	Electricity	Natural Gas	Transmission	Coal	Emissions
Units (000s)	(MWh)	(GJ)	(MWh)	(Tonnes)	(Tonnes)

Fixed price payor, notional amounts, Sept. 30, 2007	19,836	87,984	1,854	713	4
Fixed price payor, notional amounts, Dec. 31, 2006	13,944	20,289	1,479	-	-

20   TRANSALTA CORPORATION / Q3 2007

Fixed price receiver, notional amounts, Sept. 30, 2007	19,572	98,143	-	728	17
Fixed price receiver, notional amounts, Dec. 31, 2006	21,536	26,231	-	-	-

Maximum term in months, Sept. 30, 2007	24	13	79	26	2
Maximum term in months, Dec. 31, 2006	33	16	24	-	-

Other Risk Management Assets and Liabilities

The hedge and non-hedge values of non-energy trading assets and liabilities included on the consolidated balance sheets are as follows:

Balance Sheet - Other		Sept. 30, 2007		Dec. 31, 2006
	Hedges	Non-Hedges	Total	Total related to non-energy trading
Risk management assets
- Current	$ 84.6	$ 2.9	$ 87.5	$ 11.2
- Long-term	94.5	-	94.5	43.2
Risk management liabilities
- Current	(15.7)	(1.6)	(17.3)	(2.1)
- Long-term	(6.4)	(16.0)	(22.4)	(13.0)
Net risk management assets (liabilities) outstanding	$ 157.0	$ (14.7)	$ 142.3	$ 39.3

The following table illustrates the impact of adopting new standards for financial instruments and the movements in the fair value of the corporation’s other net risk management assets and liabilities separately by source of valuation during the nine months ended Sept. 30, 2007:

	Hedges	Non-Hedges	Total
Net other risk management assets (liabilities) at Dec. 31, 2006 - as reported	$ 50.1	$ (10.8)	$ 39.3

Net other risk management assets (liabilities) at Dec. 31, 2006 - fair value[1]	58.0	(10.3)	47.7
Contracts realized, amortized or settled during the period	(5.7)	(0.1)	(5.8)
Changes in values attributable to market price and other market changes	91.8	(4.6)	87.2
New contracts entered into during the current period	12.9	0.3	13.2
Net other risk management assets (liabilities) outstanding at Sept. 30, 2007 - fair value	$ 157.0	$ (14.7)	$ 142.3

[1] As a result of adopting new accounting standards

Changes in net risk management assets and liabilities for hedge positions are reflected within interest expense to the extent transactions have settled during the period or ineffectiveness exists in the hedging relationship.  To the extent these hedges remain effective and qualify for hedge accounting, the change in value of existing and new contracts will be deferred in OCI until settlement of the instrument, change in ownership of the foreign operation, or financial instrument being hedged.

TRANSALTA CORPORATION / Q3 2007   21

5.

RESTRICTED CASH

Restricted cash is primarily comprised of an investment in Notes held in trust as security for a subsidiary’s obligation under a credit derivative agreement.  Should the subsidiary fail to perform its obligations under this agreement, the counterparty has the right to retain the Notes in satisfaction of the subsidiary’s obligation.  The Notes earn interest at six month LIBOR and mature in 2016.

The change in restricted cash is outlined below:

Balance, Dec. 31, 2006	$ 347.8
Change in foreign exchange rates	(42.4)
Amount returned to TransAlta	(43.9)
Balance, Sept. 30, 2007	$ 261.5

6.

LONG-TERM DEBT AND NET INTEREST EXPENSE

Amounts outstanding	Sept. 30, 2007			Dec. 31, 2006
	Fair Value [1]	Cost	Interest [2]	Fair Value	Cost	Interest [2]
Debentures, due 2007 to 2033	$ 1,155.6	$ 1,146.1	6.1%	$ 1,161.3	$ 1,146.4	6.1%
Senior Notes, US$600.0 million	595.5	600.8	6.3%	683.6	693.2	6.3%
Non-recourse debt	262.1	262.1	7.7%	334.3	334.3	7.7%
Notes payable - Windsor plant, due 2007 to 2014	43.6	43.6	7.4%	46.9	46.9	7.4%
Commercial Loan Obligation	30.7	30.7	5.7%	-	-	-
Preferred securities, due in 2050	-	-	-	175.0	175.0	7.8%
	2,087.5	2,083.3		2,401.1	2,395.8
Less: current portion	(355.4)	(355.4)		(424.7)	(424.7)
	$ 1,732.1	$ 1,727.9		$ 1,976.4	$ 1,971.1

[1] Fair value debentures and notes currently being utilized as Net Investment Hedge.
2 Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.

The corporation has converted fixed interest rate debt with rates ranging from 5.75 per cent to 6.90 per cent to floating rates through the use of receive fixed pay floating interest rate swaps. The interest rate swaps have maturities ranging from 2011 to 2013.

22   TRANSALTA CORPORATION / Q3 2007

On Jan. 2, 2007, the corporation redeemed its Preferred Securities which had an aggregate principal of $175.0 million.  As at Dec. 31, 2006 the Preferred Securities were presented as a liability on the consolidated balance sheets.  Distributions on these Preferred Securities are included in interest expense as shown below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2007	2006	2007	2006
Interest on long-term debt	$ 35.6	$ 41.1	$ 111.0	$ 109.9
Interest on short-term debt	6.4	4.1	18.9	10.3
Interest on preferred securities	-	3.4	-	10.2
Interest income	(11.8)	(1.0)	(26.1)	(4.3)
Capitalized interest	(1.6)	-	(2.2)	-
Net interest expense	$ 28.6	$ 47.6	$ 101.6	$ 126.1

The corporation capitalizes interest during the construction phase of longer-term capital projects. The capitalized interest in 2007 relates to the corporation’s investment in Keephills 3 and Kent Hills.

7.

ASSETS HELD FOR SALE

As a result of the decision to stop mining at Centralia, all associated mining and reclamation equipment is being held for sale.  All equipment has been recorded at the lower of net book value or anticipated realized proceeds.  These assets are included in the Generation segment. During the second quarter some of this equipment had been retained for reclamation activities ($20.2 million), transferred to the Highvale mine for use in production of coal inventory ($8.6 million), and allocated to potential future Westfields Development ($16.7 million) and has been reclassified to property, plant, and equipment.  The decision to retain equipment for use in reclamation activities at the Centralia Mine and in operations at the Highvale Mine was arrived at as the economics of retaining these assets was greater than the potential cash proceeds from disposing these assets.

During the third quarter of 2007, equipment with a net book value of $12.7 million was sold for proceeds of $16.1 million; the remainder of these assets are anticipated to be sold in 2007.  For the nine months ended Sept. 30, 2007, equipment with a book value of $24.3 million was sold for proceeds of $39.4 million.

In 2006 we sold excess turbines in inventory for net proceeds of $11.1 million, for the three months ended Sept. 30, 2006, and net proceeds of $20.3 for the nine months ended Sept. 30, 2006, which equaled their net book value.

8.

INVESTMENTS

Investments mainly represent our investment in our Mexican operations.  As required under Accounting Guideline 15, Consolidation of Variable Interest Entities, of the Canadian Institute of Chartered Accountants (“CICA”), our Mexican operations are accounted for as equity subsidiaries. However, these plants are owned by TransAlta and managed as part of the Generation segment. The table below summarizes key information from these operations.

The change in investments is shown below:

Opening balance, Dec. 31, 2006	$ 154.5
Repayment of debt by Mexican operations	19.6
Equity losses	(14.2)
Closing balance, Sept. 30, 2007	$ 159.9

TRANSALTA CORPORATION / Q3 2007   23

9.

DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES

	Sept. 30, 2007	Dec. 31, 2006
Asset retirement obligation	$ 304.2	$ 328.5
Deferred revenues and other	20.7	19.7
Power purchase arrangement in limited partnership	25.4	27.1
Accrued benefit liability	49.7	58.0
Centralia mine closure costs	-	25.6
	$ 400.0	$ 458.9
Less: current portion	(57.4)	(48.5)
	$ 342.6	$ 410.4

For the nine months ended Sept. 30, 2007, the corporation paid $24.2 million of costs related to the closure of the Centralia Coal mine.  The difference between actual cash payments and the balance as at Dec. 31, 2006 is due to the strengthening of the Canadian dollar relative to the US dollar.

The reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Dec. 31, 2006	$ 328.5
Liabilities incurred in period	2.4
Liabilities settled in period	(24.2)
Accretion expense	19.3
Revisions in estimated cash flows	(1.0)
Change in foreign exchange rates	(20.8)
Balance, Sept. 30, 2007	$ 304.2

The amount of any asset retirement obligations due beyond one year are included in deferred credits and other long-term liabilities on the consolidated balance sheets. Any amount anticipated to be settled in the next 12 months is included in the current portion of deferred credits and long term liabilities on the consolidated balance sheets.

The Company has a right to recover a portion of future asset retirement costs.  The estimated present value of these payments has been recorded as a long-term receivable.

24   TRANSALTA CORPORATION / Q3 2007

10.

SEGMENTED DISCLOSURES

I. Each business segment assumes responsibility for its operating results measured to operating income.

3 months ended Sept. 30, 2007	Generation	CD&M	Corporate	Total
Revenues (Note 1)	$ 696.2	$ 15.4	$ -	$ 711.6
Fuel and purchased power (Note 1)	(336.1)	-	-	(336.1)
Gross margin	360.1	15.4	-	375.5
Operations, maintenance and administration	108.2	9.7	24.6	142.5
Depreciation and amortization	96.0	0.4	3.1	99.5
Taxes, other than income taxes	4.6	-	0.1	4.7
Intersegment cost allocation	6.8	(6.8)	-	-
Operating expenses	215.6	3.3	27.8	246.7
Operating income (loss)	$ 144.5	$ 12.1	$ (27.8)	$ 128.8
Gain on sale of equipment				3.4
Foreign exchange gain				1.1
Net interest expense				(28.6)
Equity loss				(3.2)
Earnings before income taxes and non-controlling interests				$ 101.5

3 months ended Sept. 30, 2006	Generation	CD&M	Corporate	Total
Revenues (Note 1)	$ 635.6	$ 20.4	$ -	$ 656.0
Fuel and purchased power	(302.1)	-	-	(302.1)
Gross margin	333.5	20.4	-	353.9
Operations, maintenance and administration	119.4	8.8	19.0	147.2
Depreciation and amortization	100.0	0.3	3.3	103.6
Taxes, other than income taxes	4.9	-	-	4.9
Intersegment cost allocation	7.1	(7.1)	-	-
Operating expenses	231.4	2.0	22.3	255.7
Operating income (loss)	$ 102.1	$ 18.4	$ (22.3)	$ 98.2
Foreign exchange gain				3.0
Net interest expense				(47.6)
Equity loss				(1.4)
Earnings before income taxes and non-controlling interests				$ 52.2

TRANSALTA CORPORATION / Q3 2007   25

9 months ended September 30, 2007	Generation	CD&M	Corporate	Total
Revenues (Note 1)	$ 1,949.4	$ 42.4	$ -	$ 1,991.8
Fuel and purchased power (Note 1)	(882.7)	-	-	(882.7)
Gross margin	1,066.7	42.4	-	1,109.1
Operations, maintenance and administration	340.9	26.6	69.6	437.1
Depreciation and amortization	288.3	1.1	9.5	298.9
Taxes, other than income taxes	15.3	-	0.2	15.5
Intersegment cost allocation	20.5	(20.5)	-	-
Operating expenses	665.0	7.2	79.3	751.5
Operating income (loss)	$ 401.7	$ 35.2	$ (79.3)	$ 357.6
Gain on sale of equipment				15.1
Foreign exchange gain				5.6
Net interest expense				(101.6)
Equity loss				(14.2)
Earnings before income taxes and non-controlling interests				$ 262.5

9 months ended Sept. 30, 2006	Generation	CD&M	Corporate	Total
Revenues (Note 1)	$ 1,870.2	$ 55.4	$ -	$ 1,925.6
Fuel and purchased power	(838.6)	-	-	(838.6)
Gross margin	1,031.6	55.4	-	1,087.0
Operations, maintenance and administration	352.6	25.2	57.9	435.7
Depreciation and amortization	296.9	1.0	9.5	307.4
Taxes, other than income taxes	16.0	-	-	16.0
Intersegment cost allocation	21.0	(21.0)	-	-
Operating expenses	686.5	5.2	67.4	759.1
Operating income (loss)	$ 345.1	$ 50.2	$ (67.4)	$ 327.9
Foreign exchange gain				1.2
Net interest expense				(126.1)
Equity loss				(0.4)
Earnings before income taxes and non-controlling interests				$ 202.6

26   TRANSALTA CORPORATION / Q3 2007

For the nine months ended Sept. 30, 2007, goodwill decreased $10.8 million compared to Dec. 31, 2006 due to the strengthening of the Canadian dollar on goodwill denominated in US dollars related to CE Generation LLC (“CE Gen”).

III. Selected cash flow information
	Generation	CD&M	Corporate	Total
3 months ended Sept. 30, 2007
Capital expenditures	$ 183.2	$ 1.0	$ 4.7	$ 188.9

3 months ended Sept. 30, 2006
Capital expenditures	$ 63.4	$ -	$ 2.8	$ 66.2

	Generation	CD&M	Corporate	Total
9 months ended Sept. 30, 2007
Capital expenditures	$ 368.2	$ 2.5	$ 12.0	$ 382.7

9 months ended Sept. 30, 2006
Capital expenditures	$ 150.5	$ 1.6	$ 12.0	$ 164.1

TRANSALTA CORPORATION / Q3 2007   27

Depreciation and amortization expense per statement of cash flows

The reconciliation between depreciation expense on the income statement and statement of cash flows is presented below:

IV. Reconciliation

	3 months ended Sept. 30		9 months ended Sept. 30
	2007	2006	2007	2006
Depreciation and amortization expense for reportable segments	$ 99.5	$ 103.6	$ 298.9	$ 307.4
Mining equipment depreciation, included in fuel and purchased power	6.6	14.2	20.3	43.0
Accretion expense, included in depreciation and amortization expense	(7.4)	(5.5)	(19.3)	(16.5)
Other	3.5	(0.8)	2.3	(5.0)
Depreciation and amortization expense per statements of cash flows	$ 102.2	$ 111.5	$ 302.2	$ 328.9

11.

EMPLOYEE FUTURE BENEFITS

The corporation has registered pension plans in Canada, Mexico and the U.S. covering substantially all employees of the corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is an additional supplemental defined benefit plan for certain employees whose annual earnings exceed the Canadian income tax limit. The defined benefit option of the registered pension plans has been closed for new employees for all periods presented.  Costs recognized in the period are presented below:

3 months ended Sept. 30, 2007	Registered	Supplemental	Other	Total
Current service cost	$ 1.0	$ 0.5	$ 0.4	$ 1.9
Interest cost	4.4	0.7	0.3	5.4
Expected return on plan assets	(6.8)	-	-	(6.8)
Experience loss	0.8	1.0	0.2	2.0
Past service costs	-	(0.1)	-	(0.1)
Amortization of net transition asset	(2.2)	-	-	(2.2)
Curtailment	-	-	0.1	0.1
Settlement	0.2	-	-	0.2
Defined benefit (income) expense	(2.6)	2.1	1.0	0.5
Defined contribution option expense of registered pension plan	3.2	-	-	3.2
Net expense	$ 0.6	$ 2.1	$ 1.0	$ 3.7

28   TRANSALTA CORPORATION / Q3 2007

3 months ended Sept. 30, 2006	Registered	Supplemental	Other	Total
Current service cost	$ 1.2	$ 0.3	$ 0.4	$ 1.9
Interest cost	4.8	0.6	0.1	5.5
Expected return on plan assets	(6.3)	-	-	(6.3)
Experience loss	0.6	0.2	0.1	0.9
Past service costs	-	(0.1)	0.1	-
Amortization of net transition asset	(2.3)	-	-	(2.3)
Defined benefit (income) expense	(2.0)	1.0	0.7	(0.3)
Defined contribution option expense of registered pension plan	4.1	-	-	4.1
Net expense	$ 2.1	$ 1.0	$ 0.7	$ 3.8

9 months ended Sept. 30, 2007	Registered	Supplemental	Other	Total
Current service cost	$ 2.9	$ 1.1	$ 1.1	$ 5.1
Interest cost	14.5	1.8	0.9	17.2
Expected return on plan assets	(19.1)	-	-	(19.1)
Experience loss	0.9	1.2	0.3	2.4
Past service costs	0.1	(0.2)	0.1	-
Amortization of net transition (asset) obligation	(6.8)	0.2	-	(6.6)
Curtailment	-	-	0.3	0.3
Settlement	0.4	-	-	0.4
Defined benefit (income) expense	(7.1)	4.1	2.7	(0.3)
Defined contribution option expense of registered pension plan	12.6	-	-	12.6
Net expense	$ 5.5	$ 4.1	$ 2.7	$ 12.3

9 months ended Sept. 30, 2006	Registered	Supplemental	Other	Total
Current service cost	$ 3.5	$ 0.9	$ 1.1	$ 5.5
Interest cost	14.8	1.6	0.8	17.2
Expected return on plan assets	(19.0)	-	-	(19.0)
Experience loss	2.1	0.7	0.3	3.1
Past service costs	0.1	(0.2)	0.2	0.1
Amortization of net transition (asset) obligation	(6.9)	0.2	-	(6.7)
Defined benefit (income) expense	(5.4)	3.2	2.4	0.2
Defined contribution option expense of registered pension plan	13.8	-	-	13.8
Net expense	$ 8.4	$ 3.2	$ 2.4	$ 14.0

TRANSALTA CORPORATION / Q3 2007   29

12.

INCOME TAXES

As a result of the Tax Fairness Plan, Canadian corporate tax rates were reduced by 0.5 per cent beginning in 2011, resulting in a reduction of tax expense in the second quarter of 2007 of $7.7 million reflecting the impact of these changes on prior years’ earnings.

In 2006, as a result of Alberta and Federal budgets, comparable tax rates were reduced resulting in a reduction of tax expense of $55.3 million reflecting the impact of these changes on prior years’ earnings.

13.

COMMON SHARES ISSUED AND OUTSTANDING

A.

Issued and outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.  At Sept. 30, 2007, the corporation had 202.2 million (Dec. 31, 2006 – 202.4 million) common shares issued and outstanding.  During the three and nine months ended Sept. 30, 2007, 0.2 million (2006 – 0.9 million) and 0.7 million (2006 – 2.8 million) shares, respectively, were issued for proceeds of $4.3 million (2006 – $2.5 million) and $14.4 million (2006 – $8.5 million), respectively.

During the third quarter of 2007, 0.9 million shares were cancelled under the NCIB program.

B.

Stock options

At Sept. 30, 2007, the corporation had 1.4 million outstanding employee stock options (Dec. 31, 2006 – 2.2 million).  For the three months ended Sept. 30, 2007, 0.2 million options with a weighted average exercise price of $22.82 were exercised resulting in 0.2 million shares issued, and 0.1 million options were cancelled with a weighted average exercise price of $18.86.

For the nine months ended Sept. 30, 2007, 0.6 million options with a weighted average exercise price of $19.70 were exercised resulting in 0.6 million shares issued, and 0.2 million options were cancelled with a weighted average exercise price of $15.66.

14.

CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage.  Although there can be no assurance that any particular claim will be resolved in the corporation’s favour, the corporation does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the corporation, taken as a whole.

15.

PRIOR PERIOD REGULATORY DECISION

In response to a complaint filed by San Diego Gas & Electric Company under Section 206 of the Federal Power Act (“FPA”), Federal Energy Regulatory Commission (“FERC”) established a claim of approximately US$46 million in refunds owing by TransAlta for sales made by it in the organized markets of the California Power Exchange (“PX”) and the California Independent System Operator (“ISO”) during the Oct. 2, 2000 through June 20, 2001 period (the “Main Refund Transactions”).  TransAlta has provided US$46 million to account for refund liabilities relating to Main Refund Transactions.

TransAlta filed a cost of service based petition for relief from these refund obligations. FERC rejected TransAlta’s relief petition. On Dec. 1, 2006 TransAlta filed for rehearing of FERC’s rejection.  On August 24, 2007, the US Court of Appeals for the Ninth Circuit granted the appeal.  The parties have until November 16, 2007 to decide if they seek a rehearing or remand the case to FERC.

During settlement negotiations, the complaintants have sought to obtain refunds for two sets of transactions beyond the Main Refund Transactions.  The first set includes sales made by sellers in the PX and ISO markets in the period May 1 to Oct. 1, 2001 (the “Summer

30   TRANSALTA CORPORATION / Q3 2007

Transactions”).  The other set includes bilateral transactions between all sellers and a component of the California Department of Water Resources (“CDWR”) referred to as CERS (the “CERS Transactions”).  FERC has specifically rejected attempts to introduce refunds for the Summer and CERS Transactions.  Nonetheless, the California parties have sought rehearing of FERC’s refusal and appealed the refusal to the U.S. Court of Appeals for the Ninth Circuit.  TransAlta does not presently believe the California parties will be successful in obtaining refunds alleged for the Summer and CERS transactions.  TransAlta has not made any provision for such alleged refunds at this time.

16.

GUARANTEES

TransAlta has provided guarantees of subsidiaries' obligations under contracts that facilitate physical and financial transactions in various derivatives.  The guarantees provided for under all contracts facilitating physical and financial transactions in various derivatives at Sept. 30, 2007 was a maximum of $2.0 billion.  In addition, the corporation has a number of unlimited guarantees.  The fair value of the trading and hedging positions under contracts where TransAlta has a net liability at Sept. 30, 2007, under the limited and unlimited guarantees, was $312.9 million as compared to $285.3 million at Dec. 31, 2006.  The liabilities for these amounts are included in the corporation’s balance sheet under “Risk Management Liabilities” and "Accounts payable and accrued liabilities".

TransAlta has also provided guarantees of subsidiaries' obligations to perform and make payments under various other contracts.  The amount guaranteed under these contracts at Sept. 30, 2007 was a maximum of $1.1 billion, as compared to $788.3 million at Dec. 31, 2006.  In addition, the corporation has a number of unlimited guarantees.  To the extent actual obligations exist under the performance guarantees at Sept. 30, 2007, they are included in accounts payable and accrued liabilities.

 A subsidiary of the corporation has entered into a credit derivative agreement. Under the terms of the agreement, upon any specified credit event by the corporation or any named subsidiary, the counterparty would have the right to deliver senior debt of the corporation or any named subsidiary in return for payment. The debt obligations referenced by this agreement have been included in the consolidated balance sheet and also include US$255.0 million of loans made to subsidiaries of the corporation.

The corporation has approximately $0.9 billion of credit available from its committed and uncommitted credit facilities to secure these exposures.

17.

COMMITMENTS

On June 21, 2007, TransAlta Utilities Corporation, a subsidiary of the corporation, has entered into an agreement with Bucyrus Canada Limited and Bucyrus International Inc. for the purchase of a dragline to be used primarily in the supply of coal to the Keephills 3 joint venture project.  The total dragline purchase costs include approximately $104 million USD for the purchase of the equipment, and an additional $29 million CAD for the assembly and commissioning of the dragline, for a total of approximately $150 million CAD, with final payments for goods and services due by May 2010.  Total anticipated payments under this agreement in 2007 are approximately $15 million USD.

Keephills 3 plant construction costs via the Keephills 3 Limited Partnership are anticipated to be approximately $1.6 billion with final payments for goods and services due by 2011.  TransAlta’s proportionate share is approximately $800 million.

TransAlta signed a 25 year long-term contract in early 2007 with New Brunswick Power Distribution and Customer Service Corporation to provide 75 MW of wind power. We will construct, own, and operate a wind power facility in New Brunswick (“Kent Hills”) with an estimated capital cost of $130 million for the design, construction, transportation and assembly of the wind turbine generator towers and ancillary equipment.  Commercial operations are expected to begin by the end of 2008, at which time final payments are also expected.

18.

RELATED PARTY TRANSACTIONS

In August 2006, TransAlta entered into an agreement with CE Gen, a corporation jointly controlled by TransAlta and MidAmerican, a subsidiary of Berkshire Hathaway, whereby TransAlta buys available power from certain CE Gen subsidiaries at a fixed price.  In addition, CE Gen has entered into contracts with related parties to provide administrative and maintenance services.

For the period November 2002 to November 2012, TA Cogen entered into various transportation swap transactions with a wholly owned subsidiary of TransAlta, TEC.  TEC operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a

TRANSALTA CORPORATION / Q3 2007   31

plant in Fort Saskatchewan, Alberta.  TEC also provides management services to Sheerness, which is operated by Canadian Utilities.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for three of its plants over the period of the swap.  The notional gas volume in the transaction was the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  TransAlta entered into an offsetting contract with an external third party, therefore TransAlta has no risk other than counterparty risk.

19.

SUBSEQUENT EVENTS

TransAlta Power

On Oct. 15, 2007 TransAlta Power, L.P. announced it had entered into a support agreement with Cheung Kong Infrastructure Holdings Limited (“CKI”) under which CKI agreed to offer $8.38 in cash per unit to acquire all of the outstanding units of TransAlta Power.  The purchase price under the Offer represents a 15.7 per cent premium over the closing trading price of the units on the TSX on Oct. 12, 2007.  The all-cash transaction is valued at approximately $629 million, excluding debt.  This transaction does not have a material impact on TransAlta.

Power Purchase Agreement

On Oct. 12, 2007, the corporation signed an agreement amending the original power purchase agreement with the Ontario Electricity Financial Corporation (“OEFC”) for the Ottawa Cogeneration Power Plant.  The agreement was entered into to ensure continued plant operations following the expiry of long term natural gas supply contracts. The agreement will be in effect from Nov. 1, 2007 until Dec. 31, 2012.

Mexico tax reform

On Oct. 1, 2007, the Mexican Government enacted law replacing the existing asset tax with a new flat tax effective Jan. 1, 2008. The flat tax is a minimum tax whereby the greater of income tax or flat tax is paid.  In computing the flat tax, only 50 per cent of the undepreciated tax balance of certain capital assets acquired before Sept. 1, 2007 are deductible over 10 years.   In addition, no deduction or credit is permitted in respect of interest expense and net operating losses for income taxes as at Dec. 31, 2007 cannot be carried forward to shelter flat tax.  TransAlta is currently assessing the impact of this change but does not believe it will have a material impact on the carrying value of its Mexican investment.

32   TRANSALTA CORPORATION / Q3 2007

SUPPLEMENTAL INFORMATION

(Annualized)		Sept. 30 2007	Dec. 31 2006

Closing market price		$ 31.30	$ 26.64

Price range (last 12 months)	High	$ 31.90	$ 26.91

	Low	$ 27.32	$ 20.22

Debt/invested capital (including non recourse debt)		47.6%	44.5%

Debt/invested capital (excluding non recourse debt)		44.8%	41.0%

Return on common shareholders' equity		1.4%	1.8%

Return on invested capital		3.2%	2.4%

Book value per share		$ 10.79	$ 11.99

Cash dividends per share		$ 1.00	$ 1.00

Price/earnings ratio (times)		223.6 x	121.1 x

Earnings coverage		0.9 x	0.5 x

Dividend payout ratio		608.0%	447.7%

Dividend coverage (times)		3.6 x	2.4 x

Dividend Yield		3.2%	3.8%

Cash Flow to Debt		28.8%	26.2%

Ratio Formulas

Debt/invested capital = (short-term debt + long-term debt – cash and interest-earning investments) / (debt + preferred securities + non-controlling interests + common equity)

Return on common shareholders’ equity = net earnings excluding gain on discontinued operations / average of opening and closing common equity

Return on invested capital = (earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Book value per share = common shareholders’ equity / common shares outstanding

Price/earnings ratio = current year’s close / basic earnings per share from continuing operations

Earnings coverage = (net earnings + income taxes + net interest expense) / (net interest expense + capitalized interest)

Cash flow to total debt = cash flow from operations before changes in working capital / two-year average of total debt

TRANSALTA CORPORATION / Q3 2007   33

Dividend payout = dividends / net earnings excluding gain on discontinued operations

Dividend coverage = cash flow from operating activities / common share dividends

Dividend yield = dividend per common share / current period’s close price

GLOSSARY OF KEY TERMS

Availability - A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity.

Btu (British Thermal Unit) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity - The rated continuous load-carrying ability, expressed in megawatts of generation equipment.

Derate - To lower the rated electrical capability of a power generating facility or unit.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Heat rate - A measure of conversion, expressed as Btu/MW, of the amount of thermal energy required to generate electrical energy.

Megawatt - A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net maximum capacity - The maximum capacity or effective rating, modified for ambient limitations that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark spread - A measure of gross margin per MW (sales price less cost of fuel).

34   TRANSALTA CORPORATION / Q3 2007

TransAlta Corporation

Box 1900, Station “M”

110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

Phone

403.267.7110

Website

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station

Toronto, Ontario Canada M5C 2W9

Phone

Toll-free in North America: 1.800.387.0825

Toronto or outside North America: 416.643.5500

Fax

416.643.5501

Website

www.cibcmellon.com

FOR MORE INFORMATION

Media inquiries

Joel Thompson

Director, Communications

Phone

403.267.7208

E-mail

media_relations@transalta.com

Investor inquiries

Jennifer Pierce, MA, MBA

Director, Investor Relations

Phone

1.800.387.3598 in Canada and United States

or 403.267.2520

Fax

403.267.2590

E-mail

investor_relations@transalta.com

TRANSALTA CORPORATION / Q3 2007   35